Exhibit 1

Paris, March 22, 2018

Vivendi representatives resign

from Telecom Italia’s Board of Directors

In light of the attempt led by hedge-fund activist Elliott Management, well-known for its track record of short-termist initiatives, to dismantle Telecom Italia (TIM), the three members of the TIM Board of Directors representing Vivendi, which supports the unanimously approved industrial plan led by Amos Genish and his team, have decided to resign from the Board.

As five other Board members have also decided to tender their resignations, resulting in a majority of the Board members having resigned, a Shareholders’ Meeting will be held in May to allow the TIM shareholders to appoint the Board members they want and which policy to follow.

About Vivendi

Vivendi is an integrated content, media and communications group. The company operates businesses throughout the value chain, from talent discovery to the creation, production and distribution of content. Universal Music Group is the world leader in music, engaged in recorded music, music publishing and merchandising. It owns more than 50 labels covering all music genres. Canal+ Group is the leading pay-TV operator in France, also engaged in Africa, Poland, Vietnam and Myanmar. Its subsidiary Studiocanal is the leading European player in production, sales and distribution of movies and TV series. Havas Group is one of the world’s largest global communications group. It is organized in three main business segments covering all the communications disciplines: creativity, media expertise and healthcare/wellness. Gameloft is a worldwide leader in mobile games, with 2 million games downloaded per day. Vivendi Village brings together the Paddington brand’s licensing activities, Vivendi Ticketing (in the United Kingdom, the United States and France), MyBestPro (expert counseling), the venues L’Olympia and Theâtre de L‘Œuvre in Paris, and CanalOlympia in Africa, as well as Olympia Production. With 300 million unique users per month, Dailymotion is one of the biggest video content aggregation and distribution platforms in the world. www.vivendi.com, www.cultureswithvivendi.com